

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE TO ANNOUNCE FISCAL YEAR END 2018 FINANCIAL RESULTS ON APRIL 29, 2019

WINNIPEG, April 24, 2019 - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, will release financial results for the year ended December 31, 2018 after markets close on Monday, April 29, 2019. The financial statements will be made available on the Company's website at www.medicure.com. Medicure will hold a conference call and webcast regarding the results on Tuesday, April 30, 2019 at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic: Medicure's Fiscal Year End 2018 Results

Call date: Tuesday, April 30, 2019

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079 Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 8925377#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: https://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220

Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts